UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2024

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐     No ☒

MATERIAL EVENT (HECHO ESENCIAL)

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
TAXPAYER I.D.	:	91.144.000-8

Pursuant to Article 9 and subparagraph 2 of Article 10 of Law 18,045 and to the General Rule No. 30, Section II, of the Chilean Securities Exchange Commission, and being duly empowered to this effect by the Board of Directors, I hereby report the following material event regarding Embotelladora Andina S.A. (the "Company"), its business, its publicly traded securities or their public offer, as a material event (hecho esencial):

The following resolutions were adopted at the Ordinary Shareholders’ Meeting held today April 25, 2024, among others:

1.	The approval of the Annual Report, the Statement of Financial Position and the Financial Statements for the year 2023; as well as the Report of the Independent Auditing Firm with respect to the aforementioned Financial Statements;

2.	The approval of earnings distribution and dividend payments;

3.	The approval of the Company’s dividend distribution policy and the distribution and payment procedures;

4.	To renew the Board of Directors in its entirety, being composed of the following members:

SERIES A:

Domingo Cruzat Amunategui

Gonzalo Parot Palma

Roberto Mercadé

Luis Felipe Avellar

José Antonio Garcés Silva

Eduardo Chadwick Claro

Juan Claro González

Gonzalo Said Handal

María Francisca Yáñez Castillo

Salvador Said Somavía

Carmen Román Arancibia

Juan Gerardo Jofré Miranda

SERIES B:

Georges De Bourguignon Arndt

Jacqueline Saquel Mediano

5.	The approval of the determination of the compensation for Directors and members of the Culture, Ethics and Sustainability Committee, members of the Executive Committee, members of the Directors’ Committee pursuant to Article 50 bis of Chilean Corporations Law and members of the Audit Committee established pursuant to the Sarbanes-Oxley Act; as well as the approval of its Annual Management Report and the expenses incurred by the Directors' Committee and the expenses of the Board of Directors for the 2023 fiscal year;

6.	The appointment of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as the Company’s Independent Auditing Firm for the year 2024;

7.	The appointment of the following companies as Rating Agencies for the year 2024: Fitch Chile Clasificadora de Riesgo Limitada and International Credit Rating Clasificadora de Riesgo Limitada as local rating agencies; and Fitch Ratings, Inc. and S&P Global Ratings as international rating agencies;

8.	The approval of the report on Board resolutions allowing related party transactions in accordance with Articles 146 onwards of Chilean Statutory Law No. 18,046, regarding transactions that took place after the last Ordinary Shareholders’ Meeting; and

9.	The designation of Diario Financiero as the newspaper where notices and announcements of ordinary and extraordinary shareholders' meetings should be published.

Regarding number 2 above, the Ordinary Shareholders' Meeting approved to ratify the interim dividends (dividendos provisorios) paid against 2023 profits, and approved the distribution of profits and payment of new dividends as described below:

1.	A first, definitive dividend No. 230, against 2023 fiscal year profits for the following amounts:

a.	Ch$32 (thirty two Chilean Pesos) per each Series A Share; and

b.	Ch$35.2 (thirty-five point two Chilean Pesos) per each Series B Share.

The new dividend indicated above will be paid beginning on May 23rd, 2024.

2.	A second definitive dividend No. 231, against the account of accumulated profits, for the following amounts:

c.	Ch$30 (thirty Chilean Pesos) per each Series A Share, and

d.	Ch$33 (thirty-tree Chilean Pesos) per each Series B Share.

The new dividend indicated above will be paid beginning on May 30th, 2024.

The closing date of the Shareholders' Registry for the payment of the aforementioned dividends will be the fifth business day prior to the respective payment start date.

Santiago, April 25, 2024.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, April 25, 2024